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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR - 1 2004

158

SEC FILE NUMBER
8- 53591

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Passco Capital Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 N. Parkcenter Dr #235
(No. and Street)

Santa Ana (City) CA (State) 92705 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas B. Jahncke 714-836
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Balser, Horowitz, Frank & Wakeling
(Name – *if individual, state last, first, middle name*)

1551 N. Tustin Ave #1010, Santa Ana CA 92705
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas B. Jahncke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pasaco Capital Inc., as of 12/31/03, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

____

____

CYNTHIA K. CAMPBELL
Comm. # 1269658
NOTARY PUBLIC - CALIFORNIA
Orange County
My Comm. Expires July 2, 2004

[signature]
Signature

President
Title

Cynthia K. Campbell
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PASSCO CAPITAL, INC.

INDEPENDENT AUDITORS' REPORT

December 31, 2003 and 2002

PASSCO CAPITAL, INC.

December 31, 2003 and 2002

TABLE OF CONTENTS

BALSER, HOROWITZ, FRANK & WAKELING
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Passco Capital, Inc.
Santa Ana, California

We have audited the accompanying statements of financial condition of Passco Capital, Inc. as of December 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Passco Capital, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial requirements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
An Accountancy Corporation

Santa Ana, California
February 20, 2004

1551 N. TUSTIN AVENUE., SUITE 1010, SANTA ANA, CA 92705
TELEPHONE (714) 543-1035 • FAX (714) 543-1567

PASSCO CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2003 and 2002

ASSETS

	2003	2002
Assets		
Cash in bank	$ 280,117	$ 23,860
Total assets	$ 280,117	$ 23,860

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Liabilities		
Accounts payable	$ 247,646	$ -
Income taxes payable	1,315	1,323
Total liabilities	248,961	1,323
Stockholder's Equity		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10,000	10,000
Additional paid in capital	8,000	8,000
Retained earnings	13,156	4,537
Total stockholder's equity	31,156	22,537
Total liabilities and stockholder's equity	$ 280,117	$ 23,860

See accompanying notes and independent auditors' report.

PASSCO CAPITAL, INC.

STATEMENTS OF INCOME
For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenue		
Sales commissions	$ 7,903,872	$ 1,965,159
Due diligence fees	-	3,870
Total revenue	7,903,872	1,969,029
Operating Expenses		
Commissions	7,434,354	1,830,423
Broker dealer expenses	13,080	5,942
Salaries and facilities expense	357,000	80,269
Due diligence expense	61,481	30,918
Office expenses	10,425	1,276
Outside services	17,305	4,958
Taxes	293	1,166
Total operating expenses	7,893,938	1,954,952
Income before provision for income taxes	9,934	14,077
Provision for income taxes	1,315	1,323
Net income	$ 8,619	$ 12,754

See accompanying notes and independent auditors' report.

PASSCO CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Accumulated Earnings (Deficit)	Total
Balances, January 31, 2001	10,000	8,000	(8,217)	9,783
Net income	0	0	12,754	12,754
Balances, January 31, 2002	10,000	8,000	4,537	22,537
Net income	0	0	8,619	8,619
Balances, January 31, 2003	$ 10,000	$ 8,000	$ 13,156	$ 31,156

See accompanying notes and independent auditors' report.

PASSCO CAPITAL, INC.

STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2003 and 2002

	2003	2002
Cash Flows From Operating Activities		
Net income	$ 8,619	$ 12,754
Changes in operating assets and liabilities:		
Increase in accounts payable	247,646	-
Increase (decrease) in income taxes payable	(8)	1,323
Net cash provided by operating activities	256,257	14,077
Net increase in cash	256,257	14,077
Cash at beginning of year	23,860	9,783
Cash at end of year	$ 280,117	$ 23,860

There were no investing or financing activities for the year ended December 31, 2003 and 2002.

Supplemental Disclosures Of Cash Flow Information

Cash paid for:	
Interest	$ 0
Income taxes	$ 1,517

See accompanying notes and independent auditors' report.

PASSCO CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

Note 1 - Summary Of Significant Accounting Policies

Organization and Nature of Business

The Company, a California corporation, was incorporated on March 16, 1998 and adopted a fiscal year of December 31. It maintains its principal and only active office in Santa Ana, California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Operations are pursuant to the (K)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The business consists of the offering and sale of undivided tenant in common interests.

Method of Accounting

The Company maintains its books and records on the cash basis of accounting.

Cash and cash equivalents

For purposes of the statements of cash flows, all highly liquid debt instruments purchased with a maturity of three months or less are considered to be cash equivalents.

Concentrations of credit risk

The Company maintains one bank account, the balance of which may, at times, be in excess of Federal Deposit Insurance Corporation (FDIC) limits. The Company has not experienced any losses in such account. Management does not believe that the Company is exposed to any significant credit risk in connection with cash and cash equivalents.

Income Taxes

The provision for taxes and related asset or liability includes Federal and State of California income taxes.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

PASSCO CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

Note 2 - Net Capital Requirements

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and related capital ratio fluctuate on a daily basis; however, at December 31, 2003 and 2002, the Company had net capital of $31,156 and $22,537, respectively, which was $14,558 and $17,537 in excess of its required net capital of $16,598 and $5,000. The Company's aggregate indebtedness to net capital ratio was 7.99 to 1 and 0.06 to 1 at December 31, 2003 and 2002, respectively.

Note 3 - Related Parties

The Company is wholly owned by the majority stockholder of Passco Real Estate Enterprises, Inc., a California Corporation.

The Company received commissions from Passco Real Estate Enterprises, Inc. totaling $7,903,872 and $1,936,709, respectively, from the sale of undivided tenant in common interests for the year ended December 31, 2003 and 2002.

The Company's sole stockholder receives commissions on the direct retail sales by the owner of the investment programs which the Company sponsors. For the year ended December 31, 2003 and 2002 commissions of $202,345 and $144,245 were paid to the sole stockholder.

The Company has entered into an expense sharing agreement with Passco Real Estate Enterprises, Inc., under which Passco Real Estate Enterprises, Inc. will be responsible for the rent and occupancy costs of the Company. Passco Capital, Inc. will contribute to the salaries and facilities costs as the Company is able. For the year ended December 31, 2003 and 2002 the Company paid Passco Real Estate Enterprises, Inc. $357,000 and $80,269, respectively.

PASSCO CAPITAL, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
December 31, 2003 and 2002

As of the audited years ended December 31, 2003 and 2002, no subordinated liabilities or agreements exist in the financial statements of Passco Capital, Inc.

PASSCO CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003 and 2002

Computation of Net Capital

	2003	2002
Total stockholder's equity	$ 31,156	$ 22,537
Net capital	$ 31,156	$ 22,537

Computation of Basic Net Capital Requirement

	2003	2002
Minimum net capital requirement or 6 2/3% of aggregate indebtedness (greater of)	$ 16,598	$ 5,000
Net capital from above	$ 31,156	$ 22,537
Excess net capital	$ 14,558	$ 17,537

Computation of Ratio of Aggregate Indebtedness

	2003	2002
Total aggregate indebtedness	$248,961	$ 1,323
Percentage of aggregate indebtedness to net capital	799%	6%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	0%	0%
Excess net capital at 1000%	$ 6,260	$ 22,405

PASSCO CAPITAL, INC.
STATEMENT UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003 and 2002

The audit disclosed no violation of the net capital requirements, financial and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17A-5 Part IIA dated December 31, 2003, with the final audit report attached.

PASSCO CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003 and 2002

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k1 (C), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

PASSCO CAPITAL, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003 and 2002

Not applicable

BALSER, HOROWITZ, FRANK & WAKELING

AN ACCOUNTANCY CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

February 20, 2004

Board of Directors
Passco Capital, Inc.
Santa Ana, California

In planning and performing our audits of the financial statements and supplemental information of Passco Capital, Inc. (the Company) for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1551 N. TUSTIN AVENUE., SUITE 1010, SANTA ANA, CA 92705

TELEPHONE (714) 543-1035 • FAX (714) 543-1567

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
An Accountancy Corporation

Santa Ana, California
February 20, 2004